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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51019

SEC Mail Processing Section

FEB 27 2008

Washington, DC 104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Equity Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Westown Parkway, Suite 440
(No. and Street)

West Des Moines, IA 50266
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Wingert (515) 221-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue, Des Moines, IA 50309
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Kevin R. Wingert, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Equity Capital, Inc., as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Sandra Lockhart
Notary Public

SANDRA LOCKHART
Commission Number 716774
My Commission Expires
June 3, 2008

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control

KPMG

AMERICAN EQUITY CAPITAL, INC.

Financial Statements and Supplemental Information

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

AMERICAN EQUITY CAPITAL, INC.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Supplemental Schedules:	
Computation of Net Capital – Part IIA	8
Statement Relating to Certain Determinations Required Under Rule 15c3–3 – Part IIA	10
Independent Auditors' Supplementary Report on Internal Control	11

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
American Equity Capital, Inc.:

We have audited the accompanying statements of financial condition of American Equity Capital, Inc. (wholly owned by American Equity Investment Life Holding Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equity Capital, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Des Moines, Iowa
February 20, 2008

AMERICAN EQUITY CAPITAL, INC.

Statements of Financial Condition

December 31, 2007 and 2006

Assets		2007	2006
Cash	$	42,689	19,777
Other assets		540	—
Total assets	$	43,229	19,777
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable to related party	$	4,503	5,437
Total liabilities		4,503	5,437
Stockholder's equity:			
Series preferred stock, without par value. Authorized 200,000 shares		—	—
Common stock, without par value (stated value $1.00 per share). Authorized 300,000 shares; issued and outstanding 13,000 shares		13,000	13,000
Additional paid-in capital		477,000	427,000
Retained deficit		(451,274)	(425,660)
Total stockholder's equity		38,726	14,340
Total liabilities and stockholder's equity	$	43,229	19,777

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Commission income	$	1,366	1,827
Interest		468	256
Other income		35,000	—
Total revenues		36,834	2,083
Expenses:			
Commission expense		6	38
Licenses and fees		18,266	16,434
Professional fees		9,508	9,090
Other operating expenses		34,668	26,797
Total expenses		62,448	52,359
Net loss	$	(25,614)	(50,276)

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2007 and 2006

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at January 1, 2006	$	13,000	377,000	(375,384)	14,616
Cash contribution from parent Company		—	50,000	—	50,000
Net loss for year		—	—	(50,276)	(50,276)
Balance at December 31, 2006		13,000	427,000	(425,660)	14,340
Cash contribution from parent Company		—	50,000	—	50,000
Net loss for year		—	—	(25,614)	(25,614)
Balance at December 31, 2007	$	13,000	477,000	(451,274)	38,726

See accompanying notes to financial statements.

AMERICAN EQUITY CAPITAL, INC.

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Operating activities:			
Net loss	$	(25,614)	(50,276)
Adjustment to reconcile net loss to net cash used in operating activities:			
Increase in other assets		(540)	—
Decrease in accounts payable to related party		(934)	(3,563)
Net cash used in operating activities		(27,088)	(53,839)
Financing activities:			
Cash contribution from parent Company		50,000	50,000
Net cash provided by financing activities		50,000	50,000
Net change in cash		22,912	(3,839)
Cash at beginning of year		19,777	23,616
Cash at end of year	$	42,689	19,777

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

American Equity Capital, Inc. (the Company), a wholly owned subsidiary of American Equity Investment Life Holding Company (the Parent), was incorporated on February 16, 1998 and commenced operations on April 1, 1998. The Company operates as a broker-dealer, dealing with the sale of variable insurance products issued by American Equity Investment Life Insurance Company, a wholly owned subsidiary of the Parent.

(b) Commissions

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance company and recognized at the time of collection.

(c) Income Taxes

The Company's loss is included in the nonlife subgroup consolidated income tax return of the Parent. The policy of the Parent is not to reimburse the Company for its net operating losses. Accordingly, no income tax benefit is reflected in the accompanying statements of operations.

There was no provision for state income taxes reflected in the accompanying statements of operations for the years ended December 31, 2007 and 2006 due to the state benefit from the loss being fully offset by an increase in the valuation allowance.

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax expenses or benefits are based on the changes in the net deferred income tax asset or liability from period to period. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

(2) Liquidity

During 2007 and 2006, the Parent made capital contributions of $50,000 to the Company. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent. Historically and in the foreseeable future, the Company is highly dependent upon such continued capital contributions until profitable operations can be achieved.

(Continued)

(3) Income Taxes

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the statements of operations as follows:

		2007	2006
Income tax benefit computed at the federal statutory rate	$	8,965	17,597
Net operating loss utilization not benefited		(9,730)	(11,502)
Change in federal valuation allowance		765	(6,095)
Income tax benefit as reported	$	—	—

Deferred income taxes have been established by each member of the consolidated group for the tax effect of temporary differences in the financial reporting and tax bases of assets and liabilities and net operating losses within each entity. The Company's only temporary difference relates to the existence of federal tax operating loss carryforwards arising since inception of $327,246 and $329,089 at December 31, 2007 and 2006, respectively. Management has established a valuation allowance equal to the full amount of the tax related deferred tax asset because of the uncertainty of future income estimates necessary for its ultimate realization. The tax loss carryforwards expire as follows: 2018 – $12,787; 2019 – $76,715; 2020 – $46,150; 2021 – $44,435; 2022 – $40,544; 2023 – $55,111; 2024 – $0; 2025 – $20,668; 2026 – $20,121; and 2027 – $10,715.

(4) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2007, the Company had defined net capital of $38,726, which was $33,726 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

(5) Related Party Transactions

The Company is a member of a group of affiliated companies which are engaged in the sales of life insurance and annuities. A portion of the Company's operating expenses are paid to American Equity Investment Life Insurance Company, an affiliate, and represent an allocation of shared expenses among the affiliates of the Parent. The Company's portion of these shared expenses was $24,000 for each of the years ended December 31, 2007 and 2006.

(6) Other Income

The Company received a one-time $35,000 cash payment during 2007 from the Financial Industry Regulatory Authority as a result of the consolidation of the National Association of Securities Dealers and New York Stock Exchange Member Regulation.

(Continued)

SUPPLEMENTAL INFORMATION

AMERICAN EQUITY CAPITAL, INC.

Computation of Net Capital – Part IIA

December 31, 2007

Computation of Net Capital

1. Total ownership equity from statement of financial condition	$	38,726
2. Deduct ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		38,726
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		38,726
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition		—
B. Secured demand note deficiency		—
C. Commodity futures contracts and spot commodities – proprietary capital charges		—
D. Other deductions and/or charges		—
		—
7. Other additions and/or allowable credits		—
8. Net capital before haircuts on securities positions		38,726
9. Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue concentration		—
E. Other		—
		—
10. Net capital	$	38,726

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2007.

See accompanying independent auditors' report.

(Continued)

AMERICAN EQUITY CAPITAL, INC.

Computation of Net Capital – Part IIA

December 31, 2007

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)	$	300
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		33,726
15. Excess net capital at 1000% (line 10 less 10% of line 19)		38,276

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition	$	4,503
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts		—
		—
19. Total aggregate indebtedness	$	4,503
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		12%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		—

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

As the Company has no subsidiaries, the minimum dollar net capital of $5,000 has been reported.

(B) There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2007.

See accompanying independent auditors' report.

AMERICAN EQUITY CAPITAL, INC.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2007

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):
    - A. (k)(1) – Limited business (mutual funds and/or variable annuities only) X
    - B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained
    - C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm ________________.
    - D. (k)(3) – Exempted by order of the Commission

See accompanying independent auditors' report.

KPMG

KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
American Equity Capital, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of American Equity Capital, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2008

END